SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 4)

TASTY BAKING COMPANY
(Name of Subject Company)

TASTY BAKING COMPANY
(Name of Person Filing Statement)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

876553306
(CUSIP Number of Class of Securities)

Laurence Weilheimer
Senior Vice President and General Counsel
Navy Yard Corporate Center
Three Crescent Drive, Suite 200
Philadelphia, Pennsylvania  19112
(215) 221-8500
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:
Eric D. Schoenborn
Stradley Ronon Stevens & Young, LLP
Woodland Falls Corporate Park
200 Lake Drive East, Suite 100
Cherry, Hill, NJ  08002
(856) 321-2413

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Tasty Baking Company, a Pennsylvania corporation (“Tasty”), on April 21, 2011, as amended by Amendments No. 1, No. 2 and No. 3 filed by Tasty with the SEC on April 25, 2011, May 2, 2011 and May 12, 2011, respectively. The Statement relates to the offer by Compass Merger Sub, Inc., a Pennsylvania corporation (“Merger Sub”) and a wholly-owned subsidiary of Flowers Foods, Inc., a Georgia corporation (“Flowers”), to purchase all of the outstanding shares of common stock, par value $0.50 per share, of Tasty at a purchase price of $4.00 per share, net to the selling shareholder in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 2011, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Flowers and certain of its affiliates, including Merger Sub, with the SEC on April 21, 2011, as amended from time to time.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.             Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by inserting the following heading and paragraphs at the end of Item 8 immediately prior to “Cautionary Note Regarding Tasty Forward-Looking Statements:”

“Expiration of the Offer”

“The Offer expired at 12:00 midnight, Philadelphia, Pennsylvania time, at the end of the day on May 19, 2011 (the “Expiration Time”). Based on the final information provided by the depositary for the Offer, as of the Expiration Time, 6,696,686 Shares had been validly tendered and not withdrawn from the Offer, representing approximately 77% of all outstanding Shares, including 103,283 Shares for which the depositary received commitments to tender under the guaranteed delivery procedures for the Offer.  Merger Sub has accepted for payment all Shares that were validly tendered and not properly withdrawn in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

Purchaser has informed Tasty that is expects to exercise the Top-Up Option to purchase additional Shares directly from Tasty at the Offer Price pursuant to the Merger Agreement.  See “Top-Up Option” above under this Item 8 for a summary of the terms of the Top-Up Option.

As promptly as practicable following the exercise of the Top-Up Option, Purchaser will be merged with and into Tasty through a short-form merger under Pennsylvania law, with Tasty continuing as the surviving corporation and a wholly owned subsidiary of Flowers. By virtue of the Merger, each issued and outstanding Share (other than any Shares owned by Flowers or Merger Sub, any Shares owned by Tasty (as treasury stock or otherwise) and any Shares owned by shareholders who have properly exercised their dissenters rights under Pennsylvania law) will be automatically converted into the right to receive $4.00 per Share, net to the shareholder in cash, without interest and subject to any required withholding taxes, which is the same amount per Share that was paid in the Offer. Following the Merger, the Shares will no longer be listed on the Nasdaq Stock Market.

On May 20, 2011, Flowers and Tasty issued a joint press release announcing the results and expiration of the Offer. A copy of the press release is filed as Exhibit (a)(14) hereto.”

Item 9.  Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by adding the following thereto:

“(a)(14)	Joint Press Release issued by Flowers and Tasty on May 20, 2011 (incorporated by reference to Exhibit (a)(5)(E) of Amendment No. 4 to Schedule TO filed by Merger Sub and Flowers on May 20, 2011).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tasty Baking Company

By:	/s/ Paul D. Ridder
Name:	Paul D. Ridder
Title:	Senior Vice President and Chief Financial Officer

Dated: May 20, 2011

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